

Mail Stop 3720

June 2, 2009

Mr. Richard K. Reece
Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree St., N.E., Suite 2400
Atlanta, GA 30309

> **RE:** **Acuity Brands, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2008**
> **Filed October 27, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended February 28, 2009**
> **File No. 1-16583**

Dear Mr. Reece:

We have reviewed your supplemental response letter dated May 28, 2009 as well as your filings and have the following comments.

Form 10-Q for Fiscal Quarter Ended February 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 23

1. We note your response to our prior comments, in which you state that there are no reasonably likely changes to your revenue growth rate assumptions that would have impacted your goodwill or indefinite-lived intangible asset impairment tests as of February 28, 2009. We believe that you should expand your disclosure in future filings to include this qualitative discussion of the sensitivity of your analysis to changes in assumed growth rates. In addition, disclose whether there are any reasonably likely changes to your other assumptions, such as the discount rate, that would have resulted in a failure of step one of the goodwill impairment

test or an impairment of your intangible assets. Please provide your proposed disclosure.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director